February 7, 2005

VIA EDGAR AND FACSIMILE (202) 942-9533

Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Attn:    Jeffrey Riedler, Assistant Director
                  Zafar Hasan, Esq.
                  Ms. Dana Hartz
                  Ms. Lisa Vanjoske

         Re:      China Health Holding, Inc.
                  Registration Statement on Form SB-2
                  File No. 333-119034

Ladies and Gentlemen:

     The following responses address the comment (the "Comment") of the reviewing Staff of the Commission as discussed in a telephone conversation on February 4, 2005 relating to the Registration Statement (the "Registration Statement") on Form SB-2 of China Health Holding, Inc. (the "Company"). Today, the Company also submitted supplemental responses to accounting comments of the reviewing Staff as requested by the Staff on February 3, 2005. The Staff suggested that they would provide one legal comment in a letter dated today's date. Since no comment letter was received and in order to help expedite review of the Registration Statement, we respond to the Comment on behalf of the Company as follows.

     In Amendment No. 3 to the Registration Statement, the Company revised certain disclosure as it relates to regulation by the Food and Drug Administration (the "FDA Disclosure"). The Staff has requested that the Company provide additional disclosure of risks to the Company's business as it relates to the FDA Disclosure.

     In response to the Comment, the Company added the following disclosure under the risk factor beginning "Compliance With Governmental Regulations May Impose Additional Costs" on page 4 of the prospectus:

     Many of our dietary supplements contain traditional Chinese herbs which may or may not have been previously evaluated by the FDA. All herbs marketed in dietary supplements in the United States must be Generally Recognized as Safe (GRAS). The FDA maintains a list of problems herbs. If any of the herbs in our
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     products appeared on FDA's list, or if the agency determined there were issues concerning their safety, we would not be able to market the products containing these ingredients in the United States. If any of such herbs have not been evaluated by the FDA and are not Generally Recognized as Safe, then we would not be permitted to sell products containing them in the United States. Any such prohibition could materially adversely affect our results of operations and financial condition.

     In response to the Comment, the Company added the following disclosure after the second sentence of the first paragraph under "Research and Development" in the "Plan of Operation" section:

     If approval of such products by the FDA or foreign regulators is delayed or cannot be obtained, we will be forced to delay our plans for producing the products for sale to consumers. While any delay could adversely affect our operations, we do not expect such a delay to be material since the great majority of our products are considered dietary supplements which generally do not require FDA or other regulatory approval.

The Company added similar disclosure to the description of each of the products discussed under "Research and Development" in the "Plan of Operation" section.

     In response to the Comment, the Company revised the last paragraph on page 17 of the prospectus, immediately preceding the table of herbs which begins on page 18, to read as follows:

          Our King of Herbs product line combines King of Herbs with other traditional herbs to produce the desired effect on the body. These herbs are mainly traditional Chinese herbs which may or may not have been previously evaluated by the FDA. All herbs marketed in dietary supplements in the United States must be Generally Recognized as Safe (GRAS). The FDA maintains a list of problems herbs. If any of the herbs in our products appeared on FDA's list, or if the agency determined there were issues concerning their safety, we would not be able to market the products containing these ingredients in the United States. If any of the below herbs have not been evaluated by the FDA and are not Generally Recognized as Safe, then we would not be permitted to sell products containing them in the United States. Any such prohibition could materially adversely affect our results of operations and financial condition. The following herbs used in Traditional Chinese Medicine are used in our product formulations.


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Securities and Exchange Commission
February 7, 2005
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     We trust that the foregoing appropriately addresses the issues raised by your recent Comment Letter. Thank you in advance for your prompt review and assistance.

                                                  Very truly yours,

                                                  /s/ David Schubauer
                                                  -------------------
                                                  David Schubauer